Exhibit 99.(A)(5)(D)
TO: [Optionee Name]
From: Goody’s Family Clothing, Inc.
Date: November 10, 2005

RE:	Notice regarding your Goody’s Stock Options You Must Take Action
As you may know, on October 27, 2005, Goody’s Family Clothing, Inc. (“Goody’s”) entered into an Acquisition Agreement and Plan of Merger with affiliates of GMM Capital LLC and Prentice Capital Management, L.P. (the “Buyer”) to purchase all of the issued and outstanding common stock of Goody’s for $9.60 net per share in cash. A copy of the press release announcing this acquisition is attached. The transaction will take place in two steps. First, a tender offer will be commenced by the Buyer in which any shareholder may tender their shares for $9.60 per share in cash. Subject to the satisfaction of the conditions to the tender offer, the tender offer is expected to be completed in late December 2005 to early January 2006. Any shares not tendered, will subsequently be purchased by Buyer in the second step, which is a merger (the “Merger”) at the same cash price of $9.60 per share. The Merger is expected to take place between late January 2006 and mid-April 2006 after the tender offer is completed, subject to the satisfaction of the conditions to the Merger.
You were granted options (“Options”) to purchase Goody’s common stock under one or more of Goody’s stock option plans (“Stock Plan(s)”). Your vested Options may be exercised by you prior to the completion of the tender offer and you can then tender them to the Buyer in the tender offer or sell them in the market. All of your unvested options will be accelerated and become fully vested, but not until the completion of the tender offer, which again is expected to be in late December 2005 to early-January 2006. Therefore, while you can exercise your vested options and sell them in the tender offer if you choose to, you must wait until after the completion of the tender offer, for your unvested options to vest.
In order to simplify the process for holders of Options, the Merger agreement provides that holders of “In the money Options” who so elect, will receive a cash payment equal to the difference between the $9.60 cash price and the applicable exercise price for each option share that they have a right to purchase. An “In the Money Option” means an option with an exercise price of less than $9.60 per share. In other words, you can skip the step of exercising your option and simply receive a cash payment equal to the positive spread, if any, between the cash price to be paid in the Merger and your exercise price.
If you want to be paid on this basis without having to exercise your Options, you should sign the Option Holder Acknowledgement Agreement in this package. Once you return your signed agreement, you will be entitled to receive in settlement of your In the Money Options, as promptly as practicable following the date of the Merger, but in no event later than 10 business days after the date of the Merger, a cash payment, subject to any required withholding of payroll taxes, equal to the product of (i) the total number of Common Shares otherwise issuable upon exercise of your In the Money Options (ii) times the amount, if any, by which $9.60 per Common Share exceeds the applicable exercise price per Common Share otherwise issuable upon exercise of your In the Money Options, The total amount which would be paid to you for your In the Money Options is set forth opposite your name on Annex A next to the caption Aggregate Option Consideration.
You should understand that the Merger will take place between late January 2006 and mid-April 2006 after the tender offer. If at least 90% of the outstanding shares are tendered and a short form merger is available, the timeframe will be late January 2006 to early-February 2006. Otherwise it could be consummated as late as mid-April 2006. You would receive your cash payment sooner if you were to sell your vested Option shares in the tender offer but you will have to exercise the Options first, in order to do so. As to any Option shares which you have that are not yet vested, you could choose to exercise those Options after the tender offer is completed and thereafter sell the shares in the open market. That would still get you your money faster than if you wait until the Merger is complete. However, by signing the enclosed Acknowledgement Agreement you will avoid having to exercise your Options, and will simply receive a cash payment, subject, of course, to the consummation of the Merger.
If you elect to receive the cash payment described above, please sign both copies of the attached Option Holder Acknowledgement Agreement forms. One of these forms should be retained for your records and the other should be mailed or faxed no later than December 1, 2005 to Goody’s Family Clothing, Inc., P.O. Box 22000, Knoxville, TN 37933-2000, Attn: Treasury Management. A stamped, self-addressed envelope is enclosed for your convenience. You can also fax a copy of the Agreement to xxx-xxx-xxxx.

If you do not either sign and return the Acknowledgement Agreement or otherwise exercise your Options prior to the effective date of the Merger, the value of your options will be forfeited. All Options, whether or not In the Money, will be cancelled upon the effective date of the Merger. If for some reason the Merger does not take place, the Acknowledgement Agreement will be terminated and your options will continue to be in full force and effect.
We urge you to read Buyer’s Offer to Purchase and Goody’s recommendations statement on Schedule 14d-9 which is included for your convenience and we will have copies available upon request. In addition, you should read Goody’s other public filings, before making any decision. If you have any questions on this matter, contact Rick Gatian at xxx-xxx-xxxx, or Regis Hebbeler at xxx-xxx-xxxx.